SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: OCtober 27, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

Earnings Release
Third Quarter 2022


GOL
XMG
PR-XMG

Conference Call Connection Details

3Q22 Conference Call — Thursday, October 27, 2022

Live Webcast — Access at www.voegol.com.br/ir

In Portuguese	In English
11:30 a.m. (New York time) 12:30 p.m. (Brasilia Time)	10:00 a.m. (New York time) 11:00 a.m. (Brasilia time)
Phone.: +55 (11) 4090-1621	Phone.: +1 (412) 317-6382
Code: GOL	Code: GOL
Replay: +55 (11) 4118-5151	Replay: +1 (412) 317-0088
Code replay: 219005	Code replay: 7416304

GOL consolidates recovery in 3Q22 with EBITDA margin of 17.3% and record net revenue and yield

Highlights:

- The highest net revenue in the Company's history, reaching R$4.0 billion in 3Q22, 109% and 8% above 3Q21 and 3Q19 figures, respectively;
- GOL continues to recover corporate demand and transported 6.9 million passengers in the quarter, 39% above 3Q21 but still 29% below the volume of 3Q19;
- Another record for yields, registering 45 cents (R$), 36% higher than in 4Q19 and a 4.5% increase compared to the previous quarter;
- The lowest unit cost ex-fuel in Dollars since the beginning of the pandemic, reaching 3.6 cents (US$) or 4.5% lower than 3Q19, even with supply 23% lower;
- EBIT margin of 6.5% and EBITDA margin of 17.3%, totaling R$1.7 billion of EBITDA in the first nine months of the year;
- Total liquidity (cash and cash equivalents, financial investments, deposits and accounts receivable) was R$3.7 billion; and
- GOL took delivery of three new Boeing 737 MAX-8 aircraft during the quarter, totaling 37 MAXs in the fleet (26% of the total), contributing to a greater cost efficiency and lower carbon emissions.

São Paulo, October 27, 2022 - GOL Linhas Aéreas Inteligentes S.A. ("GOL" or "Company") (NYSE: GOL and B3: GOLL4), Brazil's largest domestic airline, today announced its consolidated results for the third quarter of 2022 (3Q22). During this period, through acting assertively in managing capacity and increasing productivity, the Company recorded the highest yield in its history, the highest net operating revenue in a quarter and returned its ex-fuel unit costs to pre-pandemic levels.

Celso Ferrer, CEO, said: "My primary focus is to provide value to our Customers in the current environment. I believe we can achieve that by further harnessing GOL's inherent strengths in its flexible and cost-efficient business model. As such, in the last three months, we have strengthened initiatives to increase productivity, consistency in our operations and service to our Customers. I thank our Team of Eagles, our Customers, Suppliers and Partners for their support in achieving this goal."

All information in this press release is presented in Brazilian Reais (R$), as per the international accounting standards (IFRS) and with adjusted metrics, made available to enable the comparison of this quarter with the same year-ago quarter (3Q21). Adjusted (recurring) indicators exclude non-recurring expenses linked to the quarter's results and are detailed in their respective tables.

Summary of the Third Quarter 2022 Results

- Revenue Passenger-Kilometers (RPK) increased 41%, while Available Seat Kilometer (ASK) increased 41.3%;
- Net revenues grew 109.4%, reaching R$4.0 billion. Ancillary Revenues, mainly from SMILES and GOLLOG, increased by 69.3% to R$250 million;
- The average and domestic load factor remained stable at 81.0%. The international load factor was 84.3%;
- Aircraft utilization was 11.1 hours/day, a gain of 9% in productivity;
- The number of passengers transported by Company was 6.9 million, an increase of 39.2%;
- Net Revenue per Available Seat Kilometer (RASK) increased 48.2% to 39 cents (R$);
- Average yield per passenger increased 50.9% to 45 cents (R$), the highest level in GOL's history;
- Recurring Cost per Available Seat Kilometer (CASK) increased by 6.5% to 36.45 cents (R$). CASK Fuel increased 87.9% to 17.36 cents (R$), due to the 91.3% increase of in the jet fuel price. Recurring CASK Ex-Fuel decreased by 23.6% to 19.09 cents (R$) or 3.60 cents in US$, a lower level compared to the same quarter of 2019;
- Recurring EBIT was R$261.7 million with a margin of 6.5%, while recurring EBITDA was R$695.2 million with a margin of 17.3%;
- Operating activities generated approximately R$0.5 billion of cash in 3Q22, driven by the increase in billing volume and working capital initiatives, partially offset by higher jet fuel prices;
- Recurring net loss was R$596.2 million (-R$1.94/share and -US$0.75/ADS); and
- The net debt ratio (including 7x annual lease payments and excluding the perpetual bond) to recurring EBITDA LTM reached 9.1x as of September 30, 2022, a decrease of 2.0x due to the growth of recurring EBITDA (+70%) in the last 12 months, which more than offset the 52% increase in adjusted net debt.

Management Comments

The third quarter was characterized by the resumption of higher load factors after the slowdown observed at the end of 2Q22. GOL's results for this period demonstrated stable revenue growth through efficient yield management and a reduction in unit costs, achieved by executing on the Company's fleet renewal plan, fixed cost reduction program and its capacity resumption plan. These efforts offset some of the effects caused by the strong U.S. dollar and higher inflation.

During the quarter, the Company continued its focus on increasing flight profitability through investments in human and technology resources. GOL also increased its financial flexibility with a new credit facility with competitive costs, which will reduce the cash needed for fleet renewal and growth in the coming years.

We saw a recovery in demand during the third quarter, and subsequently GOL resumed more flights and expanded its network. The Company entered the fourth quarter of seasonally high demand with a favorable combination of strong forward bookings, a less volatile economic environment, recovery of corporate travel, and the resumption of the operational fleet to pre-pandemic levels. All of these factors are important for continued gains in productivity and cost dilution.

Record Quarterly Net Revenue

With disciplined capacity management, GOL increased supply during the quarter by approximately 14% compared to 2Q22 and had a 4.5% expansion in yield with an increase in the load factor to levels above 81%.

This combination led to record net revenue of R$4.0 billion, more than double the revenue in 3Q21 and 8% higher when compared to 3Q19. The SMILES loyalty program showed a 102% growth in revenue compared to 3Q21, with the Customer base growing by 24% versus the same period in 2019, demonstrating the high added value of the program and strengthening passenger loyalty.

Eduardo Bernardes, Chief Revenue Officer, commented: "This quarter we focused on consolidating our revenue base and shifting our domestic network to more profitable flights with higher load factors during the high season. At the same time, controlled supply growth owill enable the expansion of ancillary revenues that still have the opportunity to match the levels of yield growth."

Unit Cost Reduction Cycle and Increased Productivity

This quarter was impacted by the combined effect of the increase in oil prices and the devaluation of Real at the end of 2Q22, which resulted in the highest jet fuel price per liter in the history of the industry, and with an increase of 9% compared to the previous quarter. When compared to 3Q21, the QAV price increased by 91.3%, and unit fuel cost (CASK fuel) grew 87.9%.

GOL's unit cost excluding fuel (CASK ex-fuel) decreased by 23.6% versus 3Q21 and in U.S. dollars recorded a reduction of 23.9% versus 3Q21 and a reduction of 4.5% when compared to 3Q19, with a supply 23.3% lower than 3Q19. GOL maintained capacity discipline throughout the first nine months of the year and plans a balanced increase through the end of 2022. The Company expects to further expand its competitive advantage of the lowest unit cost among peers, recover its historical operating margins, and stimulate the domestic leisure market with a wider flight network.

Two main productivity indices demonstrate the Company's focus on improving its competitive cost advantage. Leasing costs per ASK reflect an advantage of more than 40% versus primary competitors. GOL's business model enables the Company to produce the highest ASKs per dollar paid for leases in the region. Fuel consumption per ASK produced was an advantage of over 13% in 2Q22 and will be expanded as the fleet renewal plan for the Boeing 737-MAX reaches the 44 aircraft expected by the end of 2022.

SMILES Continues to Grow and Hits Record Revenue and Miles Redeemed

The largest mileage program in the Brazilian airline industry reached record numbers. In 3Q22, SMILES revenue exceeded R$ 1.2 billion, 26% higher than the previous quarter. More than 47 billion miles were redeemed in the quarter, an increase of 10% compared to 2Q22.

During 3Q22, the Customer base at Clube Smiles registered increases of 8% versus 3Q21 and 24% when compared to the same period in 2019, demonstrating an even greater potential as GOL recovers the volume of its operations. Other important synergies from the take-in, in taxes and revenue management, also continued to be captured by the Company.

"We are optimistic about the consecutive records achieved by SMILES. The operational and financial synergies generated by the reincorporation of the loyalty program will be leveraged with the partnerships with financial institutions," commented Carla Fonseca, Chief Experience Officer and President of SMILES.

Network Widening and Expansion of Partnerships

During the third quarter, in line with rising demand, GOL maintained the pace of sustainable growth with an increase in the number of markets served and routes operated, primarily in the domestic market, as well as an expansion of frequencies on routes already operated and agreements with new partners. ASKs subsequently increased by 14% compared to the previous quarter.

In the domestic market, the Company led the resumption of capacity at the most important airports in the Southeast region, Congonhas in São Paulo and Santos Dumont in Rio de Janeiro, with an increase of 9% and 17% in ASKs, respectively. These movements allow GOL to be even more competitive in the country's two largest local markets, with a relevant presence on high-volume routes with Customers flying both for leisure and business.

In the international market, GOL strengthened its flights from Brasília to Orlando (MCO) and Miami (MIA) in the U.S. and launched two new routes to Miami from Manaus and Fortaleza that will be operated as of December. In South America, the Company expanded its offer of flights between São Paulo and Buenos Aires, and resumed direct flights to the Argentine capital from Fortaleza.

In cargo operations, the first regular network in partnership with Mercado Livre (Meli) was inaugurated, using a fleet of two Boeing 737-800F cargo aircraft to connect Guarulhos and Fortaleza Airports. By the end of the year, the network will be increased to another six cities: Teresina, São Luís, João Pessoa, Recife, Brasília and Porto Alegre. The Company's investment in the cargo segment and the partnership with Meli bring an increase in unit revenue (RASK) and lower costs with aircraft returns.

"This quarter was marked by important moves to resume our network, increase partnerships with other airlines and grow our market revenues in Brazil. We were able to observe a consistent increase in productivity generated by the Boeing 737-MAX, aiding in cost reduction. We are convinced that this fleet transformation combined with our capacity management are competitive advantages in all markets we enter as they provide us with the lowest cost and thus enable greater demand stimulation," said Celso Ferrer.

New Initiatives and Updates of the Fleet Transformation Plan

In 3Q22, GOL received three new Boeing 737-MAX 8 aircraft, maintaining the pace of its accelerated fleet transformation. As a result, GOL ended the quarter with 145 aircraft, of which 37 (26% of the total) are 737-MAX 8s. During the third quarter, the Company returned two Boeing 737-NG aircraft.

In September, the Company finalized a financing for nine spare engines produced by CFM International, to equip the fleet's Boeing 737-NG and Boeing 737-MAX aircraft. The transaction with Apollo PK AirFinance with competitive interest rates will cover the entire cost of acquiring the engines, discounting the pre-delivery payments already made by GOL. Some of the engines have already been received and, in addition to helping to increase the flexibility of the Company's operating fleet, they also strengthen GOL's balance sheet with asset generation.

In October, GOL and Boeing signed an agreement for the delivery of six Boeing 737-MAX 8 aircraft by 1Q23, together with redeliveries of 737-NGs and 12 additional Boeing 737-MAX 10s between 2027 and 2030, reinforcing the fleet transformation plan with more efficient equipment.

Investments to Improve Customer Experience

The 3Q22 had important advances in enhancing Customer experience, in line with increasing proximity and strengthening the high value corporate segment. The Company's NPS , its main Customer satisfaction indicator, showed an increase of 5 p.p. compared to 3Q21.

Since July 1, 2022, in partnership with SMILES, GOL Customers can use the WhatsApp messaging application for free in the Company's flights, a service that was recently awarded by APEX - Airline Passenger Experience Association. During the month of August, GOL also started to provide boarding with facial recognition to its Customers through the Company app, initially from Congonhas (CGH) and Santos Dumont (SDU) airports.

Operational and Financial Indicators

Traffic Data - GOL (in millions)	3Q22	3Q21	% Var.
RPK GOL - Total	**8,361**	**5,932**	**40.9%**
RPK GOL - Domestic	7,555	5,932	27.4%
RPK GOL - Foreign Market	806	-	NM
ASK GOL - Total	**10,283**	**7,280**	**41.3%**
ASK GOL - Domestic	9,327	7,280	28.1%
ASK GOL - Foreign Market	956	-	NM
GOL Load Factor - Total	**81.3%**	**81.5%**	**(0.2 p.p.)**
GOL Load Factor - Domestic	81.0%	81.5%	(0.5 p.p.)
GOL Load Factor - Foreign Market	84.3%	-	NM
Operating Data	**3Q22**	**3Q21**	**% Var.**
Revenue Passengers - Pax on Board ('000)	6,945	4,991	39.2%
Aircraft Utilization (Block Hours/Day)	11.1	10.2	8.8%
Departures	50,636	36,216	39.8%
Total Seats ('000)	8,938	6,398	39.7%
Average Stage Length (km)	1,150	1,124	2.3%
Fuel Consumption in the Period (mm liters)	278	200	39.0%
Full-Time Employees (at period end)	13,751	14,193	(3.1%)
Average Operating Fleet[4]	102	76	34.2%
On-Time Departures	92.73%	95.76%	(3.1 p.p.)
Flight Completion	99.56%	98.88%	0.7 p.p.
Passenger Complaints (per 1,000 pax)	1.22	1.42	(14.1%)
Lost Baggage (per 1,000 pax)	2.21	1.89	16.9%
Financial Data	**3Q22**	**3Q21**	**% Var.**
Net YIELD (R$ cents)	44.97	29.80	50.9%
Net PRASK (R$ cents)	36.56	24.28	50.6%
Net RASK (R$ cents)	38.99	26.31	48.2%
CASK (R$ cents)	38.60	36.64	5.5%
Non-fuel CASK[2] (R$ cents)	21.24	27.40	(22.6%)
Recurring CASK (R$ cents) [5]	36.45	34.23	6.5%
Recurring ex-fuel CASK (R$ cents) [5]	19.09	24.99	(23.6%)
Breakeven Load Factor Ex-Non Recurring Expenses	76.0%	106.0%	(30.0 p.p.)
Average Exchange Rate[1]	5.25	5.23	0.4%
End of Period Exchange Rate[1]	5.41	5.44	(0.6%)
WTI (Average per Barrel, US$)[2]	91.56	70.56	29.8%
Fuel Price per Liter (R$) [3]	6.56	3.43	91.3%
Gulf Coast Jet Fuel Cost (average per liter, US$)[2]	0.88	0.50	76.0%

(1) Source: Central Bank of Brazil; (2) Source: Bloomberg; (3) Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed; (4) Average operating fleet excluding aircraft in sub-leasing and MRO. Certain calculations may not match with the quarterly information due to rounding; (5) Excluding non-recurring expenses.

Domestic Market

The demand in the domestic market reached 7,555 million RPK, an increase of 27.4% compared to 3Q21, and 79.0% of the 3T19 RPK.

Supply in the domestic market, in turn, reached 9,327 million ASK, representing an increase of 28.1% compared to 3Q21 and 81.4% of the levels reached in 3Q19.

The load factor was 81% and the Company transported around 6.8 million Customers in 3Q22, an increase of 39.2% compared to the same quarter of the previous year.

International Market

Supply in the international market, measured in ASK, was 956 million, and demand (in RPK) was 806 million. In the comparison with 3Q21, there is a distortion given the fact that the international operation on the previous base is null.

In this period, GOL transported around 145 thousand passengers in that market.

Volume of Departures and Total Seats

In 3Q22, the Company's total volume of departures was 50,636, representing an increase of 39.8% compared to 3Q21. The total number of seats available on the market was 8.9 million, also representing an increase of 39.7% compared to the same period in 2021.

PRASK, RASK and Yield

Net PRASK in 3Q22 was 50.6% higher compared to 3Q21, reaching 36.56 cents (R$). The Company's net RASK was 39 cents (R$), representing an increase of 48.2% also compared to the same period of the previous year. The net yield recorded in 3Q22 was 45 cents (R$), resulting in an increase of 50.9% compared to 3Q21.

All the quarterly profitability indicators, described above, had a significant growth compared to 2019, demonstrating the Company's efficient capacity management and pricing.

Income Statement

Income Statements in IFRS (R$ MM)	3Q22	3Q21	% Var.
Net Operating Revenue	**4,009.6**	**1,915.1**	**109.4%**
Passenger Transportation	3,759.7	1,767.4	112.7%
Cargo and Others	249.9	147.6	69.3%
Operating Costs and Expenses	**(3,968.9)**	**(2,667.5)**	**48.8%**
Personnel	**(535.4)**	**(504.0)**	**6.2%**
Personnel - Operations	(388.8)	(293.5)	32.5%
Personnel - Others	(146.6)	(210.5)	(30.4%)
Jet Fuel	**(1,785.1)**	**(672.5)**	**165.4%**
ICMS Tax on Fuel	(176.6)	(69.7)	153.4%
Fuel (ex-ICMS)	(1,608.6)	(602.8)	166.9%
Landing Fees	(202.7)	(120.6)	68.1%
Passenger Costs	(244.4)	(144.0)	69.7%
Services	(246.5)	(195.5)	26.1%
Sales and Marketing	(204.2)	(107.0)	90.8%
Maintenance, Material and Repairs	(100.4)	(246.4)	(59.3%)
Depreciation and Amortization	(433.5)	(319.0)	35.9%
Others	(216.6)	(358.6)	(39.6%)
Operating Income (Expenses) (EBIT)	**40.7**	**(752.5)**	**NM**
Operating Margin	*1.0%*	*(39.3%)*	*NM*
Other Financial Revenues (Expenses)	**(1,577.9)**	**(1,967.2)**	**(19.8%)**
Interest on Loans and Financing	(673.6)	(497.4)	35.4%
Gains from Short-Term Investments	61.1	4.8	NM
Exchange Rate Cash Changes	(738.0)	(1,485.8)	(50.3%)
Net Income (Loss) from Derivatives	(34.7)	(0.5)	NM
Income (Expenses) from ESN and Capped Calls	6.3	37.1	(83.0%)
Other Net Revenues (Expenses)	(199.1)	(25.4)	NM
Income (Loss) before Income Tax/Social Contribution	**(1,537.2)**	**(2,719.6)**	**(43.5%)**
Net Margin before Taxes	*(38.3%)*	*(142.0%)*	*103.7 p.p.*
Income Tax	**(11.7)**	**192.9**	**NM**
Current Income Tax	(11.7)	(3.4)	244.1%
Deferred Income Tax	-	196.2	NM
Net Income (Loss) before Minority Interest	**(1,548.9)**	**(2,526.7)**	**(38.7%)**
Net Income (Loss) after Minority Interest	**(1,548.9)**	**(2,526.7)**	**(38.7%)**
Net Margin	*(38.6%)*	*(131.9%)*	*93.3 p.p.*
Earnings (Loss) Per Share (EPS) in R$	(3.70)	(6.38)	(42.0%)
Weighted Average Number of Shares (Million)(3)	418.7	396.2	5.7%
Earnings (Loss) Per ADS in US$	(1.37)	(2.34)	(41.5%)
Weighted Average Number of ADSs (Million)(3)	209.3	198.1	5.7%
Earnings (Loss) Per Share (EPS) in R$(5)	-	-	NM
Weighted Average Number of Shares (Million)(4)	455.1	434.9	4.6%
Earnings (Loss) Per ADS in US$(5)	-	-	NM
Weighted Average Number of ADSs (Million)(4)	227.5	217.4	4.6%
Recurring (R$ MM)	**3Q22**	**3Q21**	**% Var.**
Net Income (Loss) before Minority Interest	**(1,548.9)**	**(2,526.7)**	**(38.7%)**
Financial Expenses	1,577.9	1,967.2	(19.8%)
Expenses with Income Taxes	11.7	(192.9)	NM
Depreciation and Amortization	433.5	319.0	35.9%
Non-Recurring Expenses	221.0	175.6	25.9%
Recurring EBITDA	**695.2**	**(257.8)**	**NM**
Recurring EBITDA Margin	*17.3%*	*(13.5%)*	*NM*
Recurring EBIT	**261.7**	**(576.8)**	**NM**
Recurring EBIT Margin	*6.5%*	*(30.1%)*	*NM*
Recurring Pre-Tax Income	**(584.6)**	**(1,095.3)**	**(46.6%)**
Recurring EBIT Margin	*(14.6%)*	*(57.2%)*	*42.6 p.p.*
Recurring Net Income	**(596.2)**	**(902.4)**	**(33.9%)**
Recurring Net Income Margin	*(14.9%)*	*(47.1%)*	*32.2 p.p.*
Earnings Per Share (LPA) Diluted in R$ (1) (2) (4) (5)	-	-	NM
Earnings Per ADS Equivalent Diluted in US$ (1) (2) (4) (5)	-	-	NM

(1) Excludes unrealized mark-to-market gains and losses from ESN/Capped Calls and foreign exchange rate gains and losses on debt. (2) Excludes exchange rate and cash changes, net. (3) Excludes effects from options and warrants related to ESNs. (4) Includes effects from options and warrants related to ESNs. (5) Not applicable. There is no provision for loss dilution in international accounting standards (IFRS).

Net Revenue

Net operating revenue in the third quarter was a record in the Company's history, at R$4.0 billion, 110% higher than 3Q21 revenue and 8% higher than 3Q19 operating revenue. Ancillary revenues totaled R$250 million, representing an increase of 69.3% compared to 3Q21 and around 6.2% of total net revenue in the third quarter of 2022.

Operating Expense

Recurring CASK in 3Q22 was 36.45 cents (R$), representing an increase of 6.5% when compared to 3Q21, mainly influenced by the increase in fuel costs. Unit cost excluding fuel fell by 23.6% and and showed a reduction of 4.5% in U.S. dollars when compared to 3Q19, with a supply 23.3% lower in the 3Q19, mainly due to the resumption of capacity and improvement in aircraft productivity.

The cost-per-ASK indicators described in this section and their comparative basis, as well as explanations of the nature of their variations, are based on recurring reported numbers.

Operating Expenses (R$ MM)	3Q22	3Q21	% Var.
Personnel	**(535.4)**	**(504.0)**	**6.2%**
Personnel – Operations	(388.8)	(293.5)	32.5%
Personnel – Others	(146.6)	(210.5)	(30.4%)
Aviation Fuel	**(1,785.1)**	**(672.5)**	**165.4%**
ICMS Tax on Fuel	(176.6)	(69.7)	153.4%
Fuel (ex-ICMS)	(1,608.6)	(602.8)	166.9%
Landing Fees	(202.7)	(120.6)	68.1%
Passenger Costs	(244.4)	(144.0)	69.7%
Services	(246.5)	(195.5)	26.1%
Sales and Marketing	(204.2)	(107.0)	90.8%
Maintenance, Material and Repairs	(100.4)	(246.4)	(59.3%)
Depreciation and Amortization	(433,5)	(319,0)	35.9%
Other Expenses	(216.6)	(358.6)	(39.6%)
Total Operating Expenses	**(3,968.9)**	**(2,667.5)**	**48.8%**
Operating Expenses Ex-Fuel	**(2,183.8)**	**(1,995.0)**	**9.5%**
Non-Recurring Expenses	**(221.0)**	**(175.6)**	**25.9%**
Operating Expenses per ASK	**3Q22**	**3Q21**	**% Var.**
Personnel	**(5.21)**	**(6.92)**	**(24.7%)**
Personnel – Operations	(3.78)	(4.03)	(6.2%)
Personnel – Others	(1.43)	(2.89)	(50.5%)
Aviation Fuel	**(17.36)**	**(9.24)**	**87.9%**
ICMS Tax on Fuel	(1.72)	(0.96)	79.2%
Fuel (ex-ICMS)	(15.64)	(8.28)	88.9%
Landing Fees	(1.97)	(1.66)	18.7%
Passenger Costs	(2.38)	(1.98)	20.2%
Services	(2.40)	(2.69)	(10.8%)
Sales and Marketing	(1.99)	(1.47)	35.4%
Maintenance, Material and Repairs	(0.98)	(3.38)	(71.0%)
Depreciation and Amortization	(4.22)	(4.38)	(3.7%)
Other Expenses	(2.11)	(4.93)	(57.2%)
CASK (R$ cents)	**(38.60)**	**(36.64)**	**5.3%**
Recurring CASK(1)	**(36.45)**	**(34.23)**	**6.5%**
Recurring CASK Ex-Fuel(1)	**(19.09)**	**(24.99)**	**(23.6%)**

(1) Excludes non-recurring expenses.

Personnel expenses per ASK: lower by 24.7% due to the larger ASK generation in approximately 41.3%, partially offset by higher salaries due to the increase in variable compensation as a result of the increase in supply and utilization.

Jet fuel expenses per ASK: higher by 87.9%, due to the 30%increase in the price of a barrel of oil (WTI) driving a 91.3% increase in jet fuel (QAV) prices in the period, partially offset by a higher proportion of Boeing 737-MAX 8 in the operational fleet and a reduction of approximately 4% in fuel consumption per block-hour operated.

Landing fees per ASK: higher by 18.7%, as a result of the 39.8% increase in the number of departures and the increase in international supply, as during 3Q21 there were no international flights, partially offset by the 41.3% increase in ASKs.

Passenger costs per ASK: higher by 20.2% mainly due to higher expenses with ramp and handling services generated by the 39.8% increase in departures and the purchase of capacity related to regional operations, partially offset by the 41.3% increase in ASKs in the period.

Services provided per ASK: lower by 10.8% due to higher expenses with IT and legal services, offset by lower expenses with consulting services and a 41.3% increase in ASKs in the period.

Sales and Marketing per ASK: higher by 35.4% due to the higher level of sales and expenses with commissions, and investment in marketing campaigns, partially offset by the 41.3% increase in ASKs in the period.

Maintenance materials and repairs per ASK: lower by 71.0%, due to the return of two 737-NG in the quarter which costs were already fully-provisioned.

Depreciation and amortization per ASK: lower by 3.7% due to the increase in the right of use of new aircraft from the fleet transformation program, compensated by the higher generation of ASKs.

Other revenues and expenses per ASK: lower by 57.2% mainly due to the gains on sale & lease back transactions recorded in the period and lower expenses with contingencies.

Operating Results

Recurring EBIT recorded in 3Q22 was R$261.7 million, representing a recurring operating margin of 6.5%. On a per available seat kilometer basis, recurring EBIT reached 2.5 cents (R$).

Recurring EBITDA recorded in 3Q22 was R$695.2 million, representing a recurring margin of 17.3%. Recurring EBITDA on an available seat-kilometer basis in the period was 6.4 cents (R$).

EBIT and EBITDA Reconciliation (R$ MM)	3Q22	3Q21	% Var.
Recurring Net Income (Loss)	**(1,327.9)**	**(2,351.1)**	**(43.5%)**
(-) Income Tax	11.7	(192.9)	NM
(-) Net Financial Result	1,577.9	1,967.2	(19.8%)
Recurring EBIT(1)	**261.7**	**(576.8)**	**NM**
Recurring EBIT Margin(1)	*6.5%*	*(30.1%)*	*NM*
(-) Depreciation and Amortization	433.5	319.0	35.9%
Recurring EBITDA	**695.2**	**(257.8)**	**NM**
Recurring EBITDA Margin	*17.3%*	*(13.5%)*	*NM*
EBITDA Calculation (R$ cents/ASK)	**3Q22**	**3Q21**	**% Var.**
Net Revenue	**38.99**	**26.31**	**48.3%**
Recurring Operating Costs and Expenses	(36.45)	(34.23)	6.4%
Recurring EBIT(1)	**2.55**	**(7.92)**	**NM**
Depreciation and Amortization	(3.90)	(3.61)	8.3%
Recurring EBITDA(1)	**6.44**	**(4.32)**	**NM**

*(1) Excludes non-recurring income (expenses). *Under CVM Instruction 527, the Company presents the EBIT and EBITDA reconciliation, with: EBIT = net income (expenses) (+) income taxes and social contributions (+) net financial income (expenses); and EBITDA = net income (expenses) (+) income taxes and social contributions (+) net financial income (expenses) (+) depreciation and amortization. Certain calculations in the report may not match with the quarterly information due to rounding.*

Results of Hedge Operations

The Company uses hedge accounting for the purpose of accounting for some of its derivative instruments. In 3Q22, GOL recognized a loss of R$38.1 million in its hedging operations, of which R$3.4 million were recorded in operating results and R$34.7 million in financial results.

Fuel: GOL recognized net losses of R$30.6 million in its hedging operations to mitigate the Company's exposure to variations in the price of jet fuel, of which R$3.4 million was recorded in operating results and R$27.2 million in financial results.

Interest: Operations to protect the cash flow of future leasing contracts, whose installments are exposed to floating rate volatility until the receipt of aircraft, resulted in losses of R$1.8 million in financial results in 2Q22.

Foreign exchange: The Company recognized losses of R$5.7 million from foreign exchange hedge derivative operations during 2Q22.

Income Tax

In 3Q22, the expense with Income Tax and Contributions was R$ 11.7 million, an increase compared to 3Q21, mainly due to the reduction in deferred liabilities in 2021 after the SMILES re-incorporation.

Net Income and Earnings per Share

In 3Q22, the Company recorded a net loss of R$1.5 billion (R$596.2 million excluding gains from net exchange rate variation of R$738 million, non-recurring net expenses of R$221.0 million, and variation of R$6.3 million related to the results of Exchangeable Notes and Capped Calls). This result represents a loss per share of R$1.4 and a loss per ADS of US$0.5.

Net Income (Expenses) (R$ MM)	3Q22	3Q21	% Var.
Net Income (Loss)	**(1,548.9)**	**(2,526.7)**	**38.7%**
(-) Income (Expenses) from ESN and *Capped Calls*	(6.3)	37.1	(83.0%)
(-) Exchange Rate Changes, Net[1]	(738.0)	(1,485.8)	(50.3%)
(-) Non-Recurring Expenses and Revenues, Net	(221.0)	(175.6)	(25.9%)
Net Income (Loss) for the Period	**(596.2)**	**(902.4)**	**(33.9%)**
Earnings Per Share and Per ADS	**3Q22**	**3Q21**	**% Var.**
Weighted Average Number of Shares[2]	418.7	396.2	5.7%
Weighted Average Number of ADS[3]	209.3	198.1	5.7%
Basic Net Earnings (Loss) per Share in R$	**(3.70)**	**(6.38)**	**(42.0%)**
Basic Net Earnings (Loss) per ADS in US$	**(1.41)**	**(2.44)**	**(42.2%)**
Basic Recurring Net Earnings (Loss) per Share in R$[4]	**(1.42)**	**(2.28)**	**(37.7%)**
Basic Recurring Net Earnings (Loss) per ADS in US$[4]	**(0.54)**	**(0.87)**	**(37.9%)**
Diluted Earnings per Share and per ADS	**3Q22**	**3Q21**	**% Var.**
Diluted Weighted Average Number of Shares[2]	455.1	434.9	4.6%
Diluted Weighted Average Number of ADS[3]	227.5	217.4	4.6%
Diluted Earnings (Loss) per Share in R$[5]	-	-	NM
Diluted Earnings (Loss) per ADS in US$[5]	-	-	NM

(1) The difference between the balance presented and the balance disclosed in the quarterly information for the period ended December 31, 2021 is allocated to the income (loss) from ESN and capped calls. (2) Considers the ratio of 35 common shares per preferred share. The number of diluted shares used in the calculation was 455.1 million in 3Q22, including the additional effects of converting ESNs into shares. (3) Considers the ratio of 2 preferred shares per ADS. (4) Earnings per share excludes income (expenses) from (i) net exchange rate change; (ii) Exchangeable and capped calls; and (iii) non-recurring. (5) Not applicable, there is no provision for loss dilution in international accounting standards (IFRS).

Cash Flow

Operating activities generated approximately R$0.5 billion in 3Q22, driven by the increase in billing volume and working capital initiatives, partially offset by higher operating costs, driven by increases in jet fuel prices.

Investing activities consumed around R$0.2 billion net in the quarter, mainly due to investments in spare parts and engine maintenance to increase the operational fleet and increase supply.

Financing activities in 3Q22 consumed R$0.5 billion, mainly impacted by R$0.1 billion in interest payments on loans and R$0.5 billion in expenses related to lease payments, partially compensated by new credit facilities.

Summarized Consolidated Cash Flow (R$ MM)	3Q22	3Q21	% Var.
Net Income (Loss) for the Period	**(1,548.9)**	**(2,526.7)**	**(38.7%)**
Non-Cash Items Adjustment	1,935.6	2,655.7	(27.1%)
Net Profit (Loss) After Non-Cash Items Adjustment	**386.7**	**129.0**	**199.8%**
Net Cash for (Used in) Operating Activities	465.4	374.6	24.2%
Variation of Investments and Accounts Receivable	(138.2)	(5.6)	NM
Net Cash Used in Investing Activities	(233.5)	(364.6)	(36.0%)
Net Cash Flow	**93.8**	**4.4**	**NM**
Net Cash from (Used in) Financing Activities	(467.2)	261.4	NM
Net Increase (Decrease) in Liquidity[1]	**(373.4)**	**265.8**	**NM**
Total Liquidity at the Beginning of the Period	**1,912.4**	**1,814.5**	**5.4%**
Trade Receivables at the Beginning of the Period	**1,091.9**	**717.4**	**52.2%**
Trade Receivables at the End of the Period	**951.3**	**638.9**	**48.9%**
Total Liquidity at the End of the Period	**1,539.0**	**2,080.3**	**(26.0%)**

(1) Includes cash balances, cash equivalents, investments, trade receivables and securities and amounts receivable.

Liquidity and Indebtedness

In 3Q22, the Company's total liquidity (cash and cash equivalents, financial investments, deposits and accounts receivable) was R$3.7 billion, a decrease of approximately 7% compared to the same period of the previous year.

As of September 30, 2022, GOL recorded a total of R$11.4 billion in Loans and Financing, of which R$869 million are recorded in current liabilities. The total lease liability recorded is R$12.1 billion (R$14.9 billion assuming the LTM times 7 payment methodology).

Total gross debt recorded in 3Q22 is R$23.5 billion (R$26.3 billion assuming the LTM x7 payment methodology), representing an increase of 12.3% and 3.7% compared to 3Q21 and 2Q22, respectively. The adjusted net debt to recurring LTM EBITDA ratio was 9.1x on September 30, 2022. The average maturity of the Company's long-term debt, excluding aircraft leases and perpetual bonds, is 2.7 years. The average rate on debt in Reais was 18.8% and on US Dollar bonds, excluding aircraft leases and perpetual bonds, was 6.7%.

Liquidity (R$ MM)	3Q22	3Q21	% Var.
Cash, Short-Term Investments and Restricted Cash	587.7	1,441.5	(59.2%)
Trade Receivables	951.3	638.9	48.9%
Total Liquidity	**1,539.0**	**2,080.3**	**(26.0%)**
Total Liquidity as a % of LMU Net Revenue	*0.0%*	*0.0%*	-
Debt (R$ MM)	**3Q22**	**3Q21**	**% Var.**
Bank Loans	128.7	184.0	(30.1%)
Aircraft and Engines Financing and Maintenance	431.2	1,289.4	(66.6%)
Leases (annual lease payment x7)	14,994.5	8,387.0	78.8%
Bonds	8,107.6	7,566.5	7.2%
Exchangeable Notes	1,873.1	1,904.3	(1.6%)
Perpetual Notes	849.3	854.4	(0.6%)
Total Loans and Financing	**26,384.3**	**20,185.7**	**30.7%**
Short-Term Debt	**3,665.7**	**3.795.5**	**(3.4%)**
Debt - Dollar (US$)	562.1	552.3	1.8%
Debt - Domestic Currency (BRL)	626.8	791.2	(20.8%)
Long-Term Debt	**22,718.6**	**16,390.2**	**38.6%**
Debt - Dollar (US$)	4,032.3	3,009.5	34.0%
Debt - Domestic Currency (BRL)	917.8	20.2	NM
Debt and Leverage[1] (R$ MM)	**3Q22**	**3Q21**	**% Var.**
Gross Debt Ex-Perpetual Notes (R$ MM)	25,535.1	19,331.3	32.1%
Total Cash (R$ MM)	587.7	1,441.5	(59.2%)
Adjusted Net Debt (R$ MM)	**24,947.4**	**17,889.8**	**39.5%**
% of Gross Debt in Foreign Currency	*94.1%*	*96.0%*	*(1.9 p.p.)*
% of Short-Term Debt	*13.9%*	*18.8%*	*(4.9 p.p.)*
% of Long-Term Debt	*86.1%*	*81.2%*	*4.9 p.p.*
Total Loans and Financing	**26,384.3**	**20,185.7**	**30.7%**
- Perpetual Notes	849.3	854.4	(0.6%)
- Total Cash	587.7	1,441.5	(59.2%)
= Net Debt (Ex-Perpetual Notes)	**24,947.4**	**17,889.8**	**39.5%**
EBITDA LTM	(331.3)	(1,373.6)	(75.9%)
Adjusted EBITDA LTM[2]	2,729.7	1,599.4	70.7%
Adjusted Net Debt / EBITDA LTM[2]	**9.1x**	**11.2x**	**(2.0x)**
Adjusted Gross Debt / EBITDA LTM[2]	9.4x	12.1x	(2.7x)

(1) Excluding perpetual notes and considering aircraft leases x 7 times. (2) Excluding non-recurring expenses.

Financial Debt Amortization Schedule (in billion)[1]


3.71
0.11
0.01
0.32
0.01
0.32
0.01
0.43
0.02
0.51
1.33
Liquidity 3Q22
4Q22
1H23
2H23
2024
2025+
Debt in US$
Exchangeable Senior Notes US$
Debt in R$

1- Currency of issuance or contract
2- Excluding perpetual bonds

Fleet

At the end of 3Q22, GOL's total fleet was 145 Boeing 737 aircraft, of which 108 were NGs and 37 were MAXs. The Company's fleet is 100% composed of medium-sized aircraft (narrowbody), with 98% financed via operating leases and 3% financed via finance leases.

Total Fleet at the End of Period	3Q22	3Q21	Var.	2Q22	Var.
Boeing 737	**145**	**129**	***16***	**144**	***1***
737-700 NG	21	23	***-2***	21	***0***
737-800 NG	87	91	***-4***	89	***-2***
737 MAX 8	37	15	***22***	34	***3***

As of September 30, 2022, GOL had 92 firm orders for the acquisition of Boeing 737-MAX aircraft, of which 67 were for the 737-MAX 8 model and 25 for the 737-MAX 10 model. The Company's fleet plan provides for the return of approximately of 25 operational aircraft by the end of 2023, with the flexibility to accelerate or reduce the volume of returns if necessary.

In October 2022, GOL added 18 new Boeing 737-MAX aircraft to its order with Boeing, comprised of six 737-MAX 8 and 12 737-MAX 10 aircraft.

Outlook

GOL is updating its financial forecasts in light of higher jet fuel prices, the results obtained for the first nine months of the year, the current level of tickets sales, and expectations on seat availability.

The Company is focused on its fleet transformation and expects that by the end of the year, 44 737-MAX aircraft will be in operation, representing around 30% of the total fleet. The new and more efficient Boeing MAX play an important role in GOL's strategy in the coming years, contributing to deliver enhanced productivity, reduced unit costs, and lower carbon emissions.

To help investors and analysts understand how GOL addresses its near-term planning, the Company shares the following indicators:

Financial Forecasts	2022E Previous	2022E Updated
Total fleet (average)	132 - 138	135 - 140
Total operational fleet (average)	101 - 104	100 - 102
ASKs, System (% change yoy)	55 - 65%	50 - 55%
Seats, System (% change)	55 - 65%	50 - 55%
Departures, System (% change)	55 - 65%	50 - 55%
Average load factor (%)	~80%	~81%
Ancillary revenues. net[1] (R$bn)	~1.0	~1.1
Total net revenues (R$bn)	~15.4	~15.4
Non-fuel CASK[2] (US$ cents)	~3.5	~3.7
Fuel liters consumed (mm)	~1,150	~1,110
Gross Global Scope 1 emissions (thousand ton CO_2)	~2,950	~2,800
Total Fuel Consumed (1.000 liters per RPK)	~33.7	~33.7
GHG Emissions/Flight Hour (ton CO_2)	~8.4	~8.4
Fuel price (R$/liter)	~5.7	~5.9
EBITDA margin[2] (%)	~20%	~19%
EBIT margin[2] (%)	~8%	~7%
Net financial expense[3] (R$bn)	~1.8	~1.9
Pre-tax margin[3] (%)	~0%	~0%
Effective income tax rate (%)	~0%	~0%
Capex, net[4] (R$mm)	~700	~650
MAX Aircraft Acquisitions (R$mm)	~1,000	~900
Aircraft Debt (7x Annual Acft Lease Payments) (US$bn)	~3.2	~3.2
Financial Debt (US$bn)	~2.0	~2.2
Net Debt[5] / EBITDA[2] (x)	~8x	~9x
Fully-diluted shares out[6] (mm)	~435	~435
EPS, fully diluted (R$)	~NA	~0
Fully-diluted ADS out.[6] (mm)	~217.5	~217.5
EPADS, fully diluted (US$)	~NA	~0

(1) Cargo, frequent-flyer program, in-flight purchases, and other ancillary revenues; (2) Recurring operating results; (3) Excluding exchange rate gains and losses and unrealized losses on Exchangeable Senior Notes;(4) Net Capex is calculated as capitalized maintenance, less maintenance financing and capitalized maintenance costs; (5) Including 7x Aircraft Lease and excluding perpetual notes; (6) Includes stock option exercises that may be issued from the stock option program and related to Exchangeable Senior Notes.

ESG Comments

In August, the Company inaugurated a new internal structure, fully dedicated to ESG developments and reporting, which reports to GOL's C-Level. Its mission is to bring greater clarity and action to the Company's ESG initiatives, preparing not only a clear and comprehensive plan to achieve goals, but also monitoring initiatives already underway. GOL's Executives and Management also now have a corporate goal related to ESG indicators, which will be part of the variable component of their annual compensation.

On September 1, 2022, GOL celebrated the one-year anniversary of its first flight where the total carbon emission was offset by the Company in partnership with MOSS. Over the first 12 months, this unprecedented initiative offset more than 7,290 tons of CO_2. During the quarter, GOL also initiated its paperless cockpit project, which aims to digitize documents of operation, avoiding the consumption of approximately 6 million sheets of paper per year and the evolution of GOL's IenvA stage 2 certification process, which is in the final analysis phase.

Environment	3Q22	2021	2020	2019
Fuel				
Total Fuel Consumed (GJ X 1,000)	9,368	26,188	25,232	51,492
% Renewable Fuel	0	0	0	0
Total Fuel Consumed (Liters X 1,000 / ASK)	27.4	27.7	28.8	28,9
Scope 1 Gross Global Emissions				
Greenhouse Gas (GHG) Emissions (tons CO_2)	681,538	1,905,556	1,774,332	3,524,184
Greenhouse Gas (GHG) Emissions/Flight-Hour (tons CO_2)	7.9	8.5	9.2	8.7
Greenhouse Gas (GHG) Emissions Offset (tons CO_2)	3,307	71	0	0
Fleet				
Fleet - Average Age	10.3	10.7	11,0	9,9
Social	**3Q22**	**2021**	**2020**	**2019**
Labor Relationships				
Gender Employees (% Male/Female)	56/44	56/44	56/44	55/45
Age: Under 30 years old (%)	20	24	26	26
Between 30 and 50 years (%)	68	65	63	62
Over 50 years (%)	12	11	11	12
Active Workforce Covered by Collective Bargaining Agreements (%)	100	100	100	100
Number and Length of Strikes and Blocks (# Days)	0	0	0	0
Customer's and Company's Behavior				
On-Time Departures (%)	92.73	92.8	93.2	89.0
Flight Completion (%)	99.56	99.0	97.9	98.1
Lost Baggage (per 1,000 pax)	2.21	2.06	2.10	2.09
Security				
# Casualties	0	0	0	0
# Government Actions for Security and Inspection	0	0	0	0
Governance	**3Q22**	**2021**	**2020**	**2019**
Management				
Independent Board Members (%)	55	55	55	50
Women in Leadership Positions (%)	35	35	35	33
Committees and Policies				
# Committees: All with Independent Members	5	5	5	5
Compliance Policy (Available on the Company's IR Website)	✓	✓	✓	✓
Information Disclosure and Securities Trading Policy (Available on the	✓	✓	✓	✓
Shareholders' Meetings				
Voting Capital in Shareholders' Meetings (%)	100	100	100	100

Consolidated Income Statement

Income Statements (R$ MM)	3Q22	3Q21	% Var.
Net Operating Revenue	**4,009.6**	**1,915.1**	**109.4%**
Passenger Transportation	3,759.7	1,767.4	112.7%
Cargo and Others	249.9	147.6	69.3%
Operating Costs and Expenses	**(3,968.9)**	**(2,667.5)**	**48.8%**
Personnel	(535.4)	(504.0)	6.2%
Aviation Fuel	(1,785.1)	(672.5)	165.4%
Landing Fees	(202.7)	(120.6)	68.0%
Passenger Costs	(244.4)	(143.9)	69.8%
Services	(246.5)	(195.5)	26.1%
Sales and Marketing	(204.2)	(106.9)	90.8%
Maintenance, Material and Repairs	(100.4)	(246.4)	(59.2%)
Depreciation and Amortization	(433.5)	(319.0)	35.9%
Others	(216.6)	(358.4)	(39.9%)
Equity Pickup	–	–	NM
Operating Profit	**40,7**	**(752.5)**	**NM**
Net Financial Result	(1,577.9)	(1,967.2)	(19.8%)
Income (Loss) Before Income Taxes	**(1,537.2)**	**(2,719.6)**	(43.5%)
Current Income Tax/Social Contribution	(11.7)	(3.3)	247.3%
Deferred Income Tax/Social Contribution	–	196.2	NM
Net Income (Loss) before Minority Interest	**(1,548.8)**	**(2,526.7)**	**(38.7%)**
Net Income (Loss) for the Period	**(1,548.8)**	**(2,526.7)**	**(38.7%)**
Earnings (Loss) per Share	**(3.7)**	**(6.3)**	**(42.0%)**
Income (Loss) Per ADS in US$	**(1.4)**	**(2.3)**	**(41.6%)**
Number of Shares at the End of the Period (in Millions)	**418.7**	**396.2**	**5.7%**

Consolidated Balance Sheets

Consolidated Balance Sheet (R$000)	3Q22	3Q21	Var %
ASSETS	**16,501,734**	**12,955,075**	**27.4%**
Current	**3,087,436**	**2,768,221**	**11.5%**
Cash and Cash Equivalents	149,173	1,043,358	(85.7%)
Investments	345,313	89,943	283.9%
Restrict Cash	-	210.523	NM
Trade Receivables	951,337	638,864	48.9%
Inventories	419,739	239,001	75.6%
Deposits	394,305	-	NM
Advance to Suppliers and Third Parties	382,232	264,716	44.4%
Taxes to Recover	226,907	157,677	43.9%
Rights from Derivative Transactions	22,981	2,602	NM
Other Credits	195,449	121,537	60.8%
Non-Current	**13,414,298**	**10,186,854**	**31.7%**
Investments	-	289	NM
Restricted Cash	93,171	97,343	(4.3%)
Deposits	1,773,817	1,898,858	(6.6%)
Advance to Suppliers and Third Parties	69,785	97,332	(28.3%)
Taxes to Recover	21,717	120,186	(81.9%)
Deferred Taxes	71,573	53,541	33.7%
Other Credits	20,700	33,455	(38.1%)
Rights from Derivative Transactions	21,845	107,290	(79.6%)
Investments	-	-	NM
Property, Plant & Equipment	9,480,501	5,968,074	58.9%
Intangible Assets	1,861,189	1,810,486	2.8%
LIABILITIES AND SHAREHOLDERS' EQUITY	**16,501,734**	**12,955,075**	**27.4%**
Current	**13,683,445**	**11,214,551**	**22.0%**
Loans and Financing	869,397	1,848,112	(53.0%)
Leases to Pay	2,252,976	2,138,765	5.3%
Suppliers	1,980,367	1,717,146	15.3%
Labor Obligations	514,389	373,417	37.8%
Taxes to Collect	245,423	61,876	296.6%
Airport Fees	1,115,409	634,353	75.8%
Advance Ticket Sales	3,715,259	2,353,169	57.9%
Frequent-Flyer Program	1,534,839	1,236,598	24.1%
Advances from Ticket Sales	133,744	88,731	50.7%
Provisions	925,489	330,648	179.9%
Liabilities with Derivative Transactions	482	-	NM
Other Liabilities	365,730	408,107	(10.4%)
Non-Current	**24,541,732**	**20,020,138**	**22.6%**
Loans and Financing	10,520,485	9,950,575	5.7%
Leases to Pay	9,827,989	6,961,029	41.2%
Suppliers	54,154	38,742	39.8%
Labor Obligations	248,993	28,079	NM
Taxes and Contributions to Collect	175,285	25,964	NM
Airport Fees	238,605	284,302	(16.1%)
Frequent-Flyer Program	321,145	338,576	(5.1%)
Lp Provisions	2,736,343	1,756,620	55.8%
Deferred Taxes	14,046	10,211	37.6%
Other Liabilities	404,687	626,040	(35.4%)
Shareholders' Equity	**(21,723,443)**	**(18,279,614)**	**18.8%**
Share Capital	4,040,397	4,041,424	(0.0%)
Shares to Issue	-	12	NM
Treasury Shares	(38,911)	(41,514)	(6.3%)
Capital Reserve	1,165,672	94,249	NM
Equity Valuation Adjustments	(891,310)	(934,041)	(4.6%)
Share-Based Compensation	-	108,009	NM
Gains on Change in Investment	-	(150,168)	NM
Year-to-Date Losses	(25,999,291)	(21,397,585)	21.5%
Non-Controlling Shareholders	-	-	NM

Consolidated Cash Flow

Consolidated Cash Flow (R$000)	3Q22	3Q21	% Var.
Net Income (Loss) for the Period	**(1,548,869)**	**(2,526,726)**	**(38.7%)**
Depreciation - Aircraft Right of Use	279,357	164,539	69.8%
Depreciation and Amortization - Others	154,158	154,476	(0.2%)
Provision for Doubtful Accounts	178	1,246	(85.7%)
Provisions for Inventory Obsolescence	149	3	NM
Provision (Reversal) for Lower Deposits	-	98,555	NM
Provision for Loss on Advances from Suppliers	(938)	(65)	NM
Provision for Profit Sharing	-	-	NM
Adjustment to Present Value of Assets and Liabilities	58,669	17,446	236.3%
Deferred Taxes	7,972	(196,240)	NM
Equity Pickup	-	-	NM
Write-off of Property, Plant & Equipment and Intangible Assets	38,886	912	NM
Sale-Leaseback	(77,562)	-	NM
Amendment to Lease Agreements	-	-	NM
Constitution (Reversal) of Provision	58,429	536,887	(89.1%)
Actuarial Losses from Post-Employment Benefits	-	4,353	NM
Exchange Rate and Cash Changes, Net	731,639	1,439,407	(49.2%)
Interest on Loans and Leases and Amortization of Costs, Premiums and Goodwill	616,940	464,133	32.9%
Income (Expenses) from Derivatives Recognized in Income (Expenses)	65,249	(82,588)	NM
Provision for Labor Obligations	-	47,977	NM
Share-Based Compensation	3,721	6,578	(43.4%)
Other Provisions	(1,283)	(1,887)	(32.0%)
Adjusted Net Income (Loss)	**386,695**	**129,006**	**199.7%**
Changes in Operating Assets and Liabilities:			
Investments	(36,552)	(59,318)	(38.4%)
Trade Receivables	139,435	80,562	73.1%
Inventories	(51,170)	(26,190)	95.4%
Deposits	(49,688)	(50,495)	(1.6%)
Advance to Suppliers and Third Parties	163,840	(65,754)	NM
Taxes to Recover	(7,004)	101,614	NM
Variable Leases	2,107	4,090	(48.5%)
Suppliers	(22,212)	205,606	NM
Suppliers - Forfaiting	(59)	23,629	NM
Advance Ticket Sales	63,967	298,018	(78.5%)
Frequent-Flyer Program	194,739	(49,608)	NM
Advances from Ticket Sales	91,177	33,853	169.3%
Labor Obligations	107,200	(27,923)	NM
Airport Fees	1,681	(18,716)	NM
Taxes to Collect	93,974	832	NM
Liabilities with Derivative Transactions	(12,986)	(1,434)	NM
Provisions	(163,477)	(186,390)	(12.3%)
Other Credits (Liabilities)	(174,484)	191,765	NM
Interest Paid	(261,682)	(206,255)	26.9%
Income Tax Paid	(113)	(2,310)	95.1%
Net Cash from Operating Activities	**465,388**	**374,582**	**24.2%**
Loans Receivable from Related Parties	-	-	NM
Financial Investments in Subsidiary	-	10,259	NM
Advance for Future Capital Increase in a Subsidiary	-	-	
Dividends and Interest on Shareholders' Equity Received through Subsidiary	-	-	NM
Advance for Property, Plant & Equipment Acquisition, Net	(49,123)	(202,970)	(75.8%)
Acquisition of Property, Plant & Equipment	(162,079)	(91,055)	78.0%
Return of Advance for Acquisition of Property, Plant & Equipment	-	-	NM
Sale-Leaseback Transactions Received	-	-	NM
Acquisition of Intangible Assets	(22,253)	(70,585)	(68.5%)
Net Cash Used in Investment Activities	**(233,455)**	**(354,351)**	**(34.1%)**
Fundraising in Loans and Financing	110,000	760,204	(85.5%)
Loan Payments	(102,517)	(99,836)	2.7%
Lease Payments - Aircraft	(469,520)	(396,396)	18.4%
Lease Payments - Others	(5,218)	(2,595)	101.1%
Sale of Treasury Shares	37	-	NM
Dividends and Interest on Shareholders' Equity Paid to Non-Controlling Shareholders	-	-	NM
Acquisition of Non-Controlling Shareholders	-	-	NM
Capped Call Premium (Paid) Received	-	-	NM
Capital Increase	1,319	-	NM
Shares to Issue	(1,282)	12	NM
Net Cash from Financing Activities	**(467,181)**	**261,389**	**NM**
Exchange Rate Change of the Cash of Subsidiaries Abroad	(9,645)	1,469	NM
Net Decrease in Cash and Cash Equivalents	**(244,893)**	**283,089**	**NM**
Cash and Cash Equivalents at the Start of the Period	**394,066**	**760,269**	**(48.2%)**
Cash and Cash Equivalents at the End of the Period	**149,173**	**1,043,358**	**(85.7%)**

Glossary of Industry Terms

- **AIRCRAFT LEASING:** An agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.
- **AVAILABLE SEAT KILOMETERS (ASK):** The aircraft seating capacity is multiplied by the number of kilometers flown.
- **BARREL OF WEST TEXAS INTERMEDIATE (WTI)**: Intermediate oil from Texas, a region that refers to the name for concentrating oil exploration in the USA. WTI is used as a reference point in oil for the US derivatives markets.
- **BRENT:** Refers to oil produced in the North Sea, traded on the London Stock Exchange, serving as a reference for the derivatives markets in Europe and Asia.
- **TOTAL CASH**: Total cash, financial investments and restricted cash in the short- and long-term.
- **OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK):** Operating expenses divided by the total number of available seat kilometers.
- **OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL):** Operating cost divided by total available seat kilometers excluding fuel expenses.
- **AVERAGE STAGE LENGTH**: It is the average number of kilometers flown per stage performed.
- **EXCHANGEABLE SENIOR NOTES** (ESN): Securities convertible into shares.
- **AIRCRAFT CHARTER**: Flight operated by a Company that is out of its normal or regular operation.
- **BLOCK HOURS**: Time in which the aircraft is in flight, plus taxi time.
- **LESSOR:** The party renting a property or other asset to another party, the lessee.
- **LONG-HAUL FLIGHTS:** Long-distance flights (in GOL's case, flights of more than four hours).
- **REVENUE PASSENGERS:** Total number of passengers on board who have paid more than 25% of the full flight fare.
- **REVENUE PASSENGER KILOMETERS PAID (RPK):** Sum of the products of the number of paying passengers on a given flight and the length of the flight.
- **PDP**: Credit for financing advances for the acquisition of aircraft.
- **LOAD FACTOR**: Percentage of the aircraft's capacity used in terms of seats (calculated by dividing the RPK/ASK).
- **BREAK-EVEN LOAD FACTOR**: Load factor required for operating revenues to correspond to operating expenses.
- **AIRCRAFT UTILIZATION RATE**: Average number of hours per day that the aircraft was in operation.
- **PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK):** Total passenger revenue divided by the total available seat kilometers.
- **OPERATING REVENUE PER AVAILABLE SEAT KILOMETERS (RASK)**: The operating revenue is divided by the total available seat kilometers.
- **SALE-LEASEBACK:** A financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.
- **SLOT**: The right of an aircraft to take off or land at a given airport for a determined period.
- **SUB-LEASE:** An arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
- **FREIGHT LOAD FACTOR (FLF)**: Measure of capacity utilization (% of AFTKs used). Calculated by dividing FTK by AFTK.
- **FREIGHT TONNE KILOMETERS (FTK)**: The demand for cargo transportation is calculated as the cargo's weight in tons multiplied by the total distance traveled.
- **AVAILABLE FREIGHT TONNE KILOMETER (AFTK)**: Weight of the cargo in tons multiplied by the kilometers flown.
- **YIELD PER PASSENGER KILOMETER:** The average value paid by a passenger to fly one kilometer.

Contact

Email: ri@voegol.com.br
Phone: +55 (11) 2128-4700
Website: www.voegol.com.br/ri

About GOL Linhas Aéreas Inteligentes S.A.

GOL is the largest airline in Brazil, leader in the corporate and leisure segments. Since it was founded in 2001, the Company has the lowest unit cost in Latin America, democratizing air transportation. The Company has alliances with American Airlines and Air France-KLM and makes available several codeshares and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of "Being the First for All", GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, **SMILES**. In cargo transportation, **GOLLOG** delivers orders to different regions in Brazil and abroad. The Company has a team of 14 thousand highly qualified aviation professionals focused on Safety, GOL's #1 value, and operates a standardized fleet of 145 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, go to www.voegol.com.br/ri.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial income (expenses), and those related to growth prospects of GOL, which are, by nature, subject to significant risks and uncertainties. The estimates and forecasts in this document involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL's control, and which may lead the results, performances or events to be substantially different from those expressed or implied in these statements. The forward-looking statements in this document are based on several assumptions related to GOL's current and future business strategies and GOL's future operating environment and are not a guarantee of future performance. GOL does not issue any statement or provide any guarantee that the results anticipated by the estimates in this document will be equivalent to those achieved by GOL. Although GOL believes that the estimates here are reasonable, they may prove to be incorrect, and the results may be different. These are merely estimates and projections and, as such, are based exclusively on management's expectations for GOL. Such forward-looking statements depend, substantially, on external factors and risks presented in the disclosure documents filed by GOL, apply exclusively to the date they were issued and are, therefore, subject to change without prior notice.

Non-Accounting Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures, which are not recognized under IFRS or U.S. GAAP, including "Net Debt", "total liquidity" and "EBITDA". GOL's Management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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